

VIA FACSIMILE AND U.S. MAIL

April 12, 2010

Charles E. Coppa
Chief Financial Officer
GreenMan Technologies, Inc.
205 South Garfield
Carlisle, Iowa 50047

   RE: GreenMan Technologies, Inc.
     Form 10-K for the Year Ended September 30, 2009
     Form 10-Q for the Period Ended December 31, 2009
     File No. 1-13776

Dear Mr. Coppa:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, Tracey Houser, Staff Accountant, at (202) 551-3736.

         Sincerely,

         Rufus Decker
         Accounting Branch Chief